SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

American Republic Realty Fund I
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

029258 10 0
(Cusip Number)

Robert J. Werra
2800 N. Dallas Pkwy, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029258 10 0

1.     Name of Reporting Person:

           Robert J. Werra

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) /   /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  691
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  691
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           691

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.3%

14.     Type of Reporting Person: IN

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the Limited Partnership Units (the "Units") of American Republic Realty Fund I, a Wisconsin limited partnership (the "Issuer").  The principal executive offices of the Issuer are located at 2800 N. Dallas Pkwy, Suite 100, Plano, Texas 75093.

ITEM 2.     IDENTITY AND BACKGROUND.

The undersigned, Robert J. Werra, hereby files this Schedule 13D Statement (the "Reporting Person").

The Reporting Person's business address is 2800 N. Dallas Pkwy, Suite 100, Plano, Texas 75093 and his present principal occupation or employment at such address is serving as the general partner of the Issuer and as the Chief Executive Officer of Univesco, Inc., whose offices are at such address.

The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used personal funds to purchase the Units that he acquired. The aggregate funds used to purchase the Units is $382,294.00.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person acquired and continues to hold the Units reported herein for investment purposes. The Reporting Person, as the general partner of the Issuer, controls the Issuer. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the Units on the open market or in private transactions.

In his capacity as a holder of Units, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

The Reporting Person is the general partner of the Partnership and, in his capacity as the general partner, controls the business of the Partnership (subject to any limitations provided in the limited partnership agreement), including determining the timing and amount of distributions to partners, the purchase and sale of assets, and other matters.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person is the beneficial owner of 691 Units, which constitutes approximately 6.3% of the outstanding Units.

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 691 Units.

(c)  During the last 60 days, the Reporting Person has neither purchased nor sold any Units.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by the Reporting Person.

(e)   Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any Units of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2006

/s/ Robert J. Werra Robert J. Werra